

June 6, 2011

Brian Pollard
President and Chief Financial Officer
Clear System Recycling, Inc.
4915 Portalis Way
Anacortes, WA 98221

>   **Re: Clear System Recycling, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 12, 2011**
>   **File No. 333-174155**

Dear Dr. Pollard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2.   Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example purposes only, we note the following statements:

   - "It is readily apparent that relatively few recycling initiatives have been introduced by the hospital community," page 20;

- "The vast majority [of] single-use (non-biohazard) waste generated from hospital operating rooms, general care facilities and cafeterias goes completely un-recycled," page 21;

- "With U.S. hospitals producing almost four billion pounds of trash per year, making them the second largest waste producers next to the food industry," page 21; and

- "Hospitals tend to lack what one may call a 'recycling culture,' because they are simply not focused on waste reduction," page 21.

Prospectus Cover Page

3.   Please revise the cover page to reference the applicability of the penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Risk Factors

4.   We note your statement that the list of risk factors does not portend to be all-inclusive and that there may be additional risks associated with your company, business or industry. Your risk factor section should present all risks that you believe are material at this time. Accordingly, please delete the above language from your prospectus.

Risk Associated with this Offering, page 9

5.   We note your disclosure of the net tangible book value per share after the stock sale of $0.023 per share. Please reconcile with your disclosure of $0.028 per share on page 14 and revise as necessary.

Use of Proceeds, page 11

6.   Please revise this section to present your use of proceeds net of offering expenses.

Description of Business, page 20

7.   We note that you do not have any employees other than your officer. Please revise to discuss how you will carry out your business operations, including the supply of your services, in light of your staffing situation. Also, please revise to discuss how the experience of your current staff is adequate to provide the services you reference in this section.

Distribution Methods, page 22

8.   We note that you intend to support your sales initiatives with your RIW website:
       www.clearsystemrecycling.com. However, we also note that this domain name is
       currently not owned. Please revise to remove this reference to your website, or
       alternatively please revise to clarify, if true, that you are making efforts to obtain this
       domain name.

Directors, Executive Officers, Promoters and Control Persons, page 35

9.   Please specify which specific experience, qualifications, attributes and skills led to the
       conclusion that Drs. Pollard and Nester should serve as directors for the registrant. See
       Item 401(e) of Regulation S-K.

Report of Independent Registered Public Accounting Firm

10.   Please have your auditors revise their report so that the periods referenced are reflective
       of the financial statements included within the filing.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

11.   You state that your revenues will primarily consist of internet sales. However,
       throughout the rest of the filing you state that you will earn revenues from professional
       fees and incentive fees related to your hospital recycling program services. As such,
       revise your disclosure to clarify how you will earn revenues. Specifically discuss each
       type of revenue including how and when the revenue will be recognized. Also, clarify if
       the training and educational experiences you will provide to hospitals will be through
       sales of software or licensing of training materials, or other means and disclose the details
       of these arrangements. Please update all of your disclosures related to earning revenues
       throughout your filing, as necessary.

Note 5 – Going Concern and Liquidity Considerations

12.   We note that your disclosure in the first paragraph of this section discusses meeting your
       needs for the year ending March 31, 2011. It appears you meant to discuss fiscal year
       2012 instead; please revise or advise.

Part II. Information Not Required In Prospectus

Undertakings, page 44

13.   Please provide the undertaking required by Item 512(a)(5) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: James B. Parsons
         Parsons/Burnett/Bjordahl/Hume, LLP
         Via facsimile: (425) 451-8568